Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Half 2022 Financial Results

Beijing, December 29, 2022 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, today announced its unaudited financial results for the six months ended June 30, 2022.

First half of 2022 highlights

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SG&A expenses for the first half of 2022 were US$71.0 million compared to US$102.4 million for the first half of 2021. As a percentage of total revenue, SG&A expenses were 12.2% and 13.0% for the first half of 2022 and 2021 respectively.

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The balance of the Company’s real estate properties completed and under development at the end of the second quarter of 2022 was US$3,367.2 million compared to US$2,869.6 million as of December 31, 2021.

Financial Results for the first half of 2022

Revenue

For the first half of 2022, the Company’s total revenue decreased 25.6% to US$584.1 million compared to US$785.6 million for the first half of 2021.

Gross Profit

Gross profit for the first half of 2022 was US$47.6 million, or 8.1% of total revenue, compared to gross profit of US$102.4 million, or 13.0% of total revenue, for the first half of 2021.

Selling, General and Administrative Expenses

SG&A expenses for the first half of 2022 were US$71.0 million compared to US$102.4 million for the first half of 2021. As a percentage of total revenue, SG&A expenses were 12.2% and 13.0% for the first half of 2022 and 2021 respectively.

Net Loss

Net loss for the first half of 2022 was US$172.5 million compared to net loss of US$70.2 million for the first half of 2021.

Balance Sheet

As of June 30, 2022, the Company’s cash and restricted cash increased to US$721.7 million from US$719.9 million as of December 31, 2021.

Total debt outstanding was US$2,101.3 million, which reflects a decrease of 10.0% from US$2,335.5 million as of December 31, 2021.

The balance of the Company’s real estate properties completed and under development at the end of the second quarter of 2022 was US$3,367.2 million compared to US$2,869.6 million as of December 31, 2021.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2021. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2022	2021
	(unaudited)	(unaudited)

Total revenue	584,123	785,600

Total costs of revenue	(536,560)	(683,213)
Gross profit	47,563	102,387

Selling and distribution expenses	(19,374)	(33,913)
General and administrative expenses	(51,669)	(68,457)

Operating income/(loss)	(23,736)	17

Interest income	1,159	6,793
Interest expense	(83,770)	(84,163)
Gain on short-term investments	(69,828)	2,442
Other (income)/expense	729	174
Exchange loss/(gain)	22,040	9,057
Share of loss/(gain) of equity investees	(23,356)	3,472

Loss from operations before income taxes	(176,762)	(62,208)

Income tax (expenses)/benefits	4,274	(8,013)

Net loss	(172,488)	(70,221)
Net loss attributable to non-controlling interest	(11,849)	4,917
Net loss attributable to Xinyuan Real Estate Co., Ltd. shareholders	(184,337)	(65,304)

Loss per ADS:
Basic	(3.45)	(1.22)
Diluted	(3.45)	(1.22)
ADS used in computation:
Basic	53,466	53,466
Diluted	53,466	53,471

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	721,724	673,289
Short-term investments	15,092	85,211
Accounts receivable	27,677	59,509
Other receivables	294,024	298,190
Deposits for land use rights	35,111	35,739
Other deposits and prepayments	408,797	365,505
Advances to suppliers	100,353	124,153
Real estate properties development completed and under development	3,367,211	2,869,623
Amounts due from related parties	211,135	271,567
Amounts due from employees	3,793	1,550
Other current assets	3,863	1,483

Total current assets	5,188,780	4,785,819

Restricted cash, non-current	-	46,583
Real estate properties held for lease, net	548,380	440,300
Property and equipment, net	31,820	35,526
Long-term investment	113,965	667,228
Deferred tax assets	288,853	302,972
Deposits for land use rights and properties	34,270	36,075
Amounts due from related parties	15,624	15,283
Contract cost assets	56,463	35,104
Operating lease right-of-use assets	8,620	3,147
Other assets	68,649	78,242

TOTAL ASSETS	6,355,424	6,446,279

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	940,424	1,134,432
Short-term bank loans and other debt	88,379	99,469
Customer deposits	1,523,606	1,162,430
Income tax payable	238,390	249,107
Other payables and accrued liabilities	606,711	555,177
Payroll and welfare payable	15,254	15,392
Current portion of long-term bank loans and other debt	1,388,091	1,466,821
Lease liability, current portion	9,839	7,620
Mandatorily redeemable non-controlling interests	10,950	10,274
Amounts due to related parties	72,344	77,062

Total current liabilities	4,893,988	4,777,784

Non-current liabilities
Long-term bank loans	293,483	494,077
Other long-term debt	331,362	275,100
Deferred tax liabilities	499,331	343,263
Unrecognized tax benefits	132,924	130,561
Lease liability	5,245	1,286
Amounts due to related parties	-	10,979

TOTAL LIABILITIES	6,156,333	6,033,050

Shareholders’ equity
Common shares	16	16
Treasury shares	(116,062)	(116,062)
Additional paid-in capital	544,813	544,387
Statutory reserves	179,377	178,498
Retained earnings	(577,899)	(387,664)
Accumulated other comprehensive loss	3,861	34,923
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	34,106	254,098
Non-controlling interest	164,985	159,131
Total equity	199,091	413,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,355,424	6,446,279